301 East Fourth Street
Cincinnati, OH 45202
AFGinc.com

February 26, 2019

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that American Financial Group, Inc. has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the period ended December 31, 2018, which was filed with the Securities and Exchange Commission on February 26, 2019.

Sincerely,

By:    /s/ Vito C. Peraino
Vito C. Peraino
Senior Vice President and General Counsel

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